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                     January 10, 2024

       Jonathan Lock
       Senior Vice President, Chief Financial Officer
       Chemours Co
       1007 Market Street
       Wilmington, Delaware 19801

                                                        Re: Chemours Co
                                                            Form 10-K for
Fiscal Year ended December 31, 2022
                                                            File No. 001-36794

       Dear Jonathan Lock:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services